                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  ARTECON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.005 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    043003102
                           -------------------------
                                 (CUSIP Number)

                                James L. Lambert
                                  Artecon, Inc.
                               6305 El Camino Road
                         Carlsbad, California 92009-1606
                                 (760) 431-4400
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 29, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               Page 1 of 13 Pages

-------------------------------------------                                                               --------------------------
CUSIP NO.  043003102                                            13D                                       Page     2     of 13 Pages
          --------------------                                                                                 ---------
-------------------------------------------                                                               --------------------------

------------------------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BOX HILL SYSTEMS CORP.
------------------------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                        (a) [ ]

                                                                                                                        (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]


------------------------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK
------------------------------------------------------------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
               NUMBER OF
                                                       -0-
                 SHARES                 --------------------------------------------------------------------------------------------

              BENEFICIALLY                     8       SHARED VOTING POWER

                OWNED BY                               10,157,402 SHARES OF COMMON STOCK, $.005 PAR VALUE
                                        --------------------------------------------------------------------------------------------
                  EACH                         9       SOLE DISPOSITIVE POWER

               REPORTING                               -0-
                                        --------------------------------------------------------------------------------------------
                 PERSON                       10       SHARED DISPOSITIVE POWER

                  WITH                                 -0-
------------------------------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,157,402 SHARES OF COMMON STOCK, $.005 PAR VALUE
------------------------------------------------------------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


------------------------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46.6%*
------------------------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                CO
------------------------------------------------------------------------------------------------------------------------------------

* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and based on 21,779,307 shares of Issuer Common Stock outstanding on April 29, 1999.

                             PART II TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

              (a)    TITLE OF SECURITY:           Shares of Common Stock, $.005 par value

              (b)    NAME OF ISSUER:              Artecon, Inc., a Delaware corporation (the "Issuer")

              (c)    THE ISSUER'S PRINCIPAL       6305 El Camino Real
                     EXECUTIVE OFFICE:            Carlsbad, California 92009-1606

ITEM 2. IDENTITY AND BACKGROUND

        (1)   (a)    This statement is filed by Box Hill Systems Corp., a New
                     York corporation ("Box Hill"). Box Hill is principally in the business of design, manufacture, marketing and support of high performance data storage back-up Storage Area
                     Network solutions.

              (b) The address of the principal business offices of Box Hill is 161 Avenue of the Americas, New York, New York 10013.

              (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Box Hill's executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

              (d) During the last five years, there have been no criminal proceedings against Box Hill, or, to the best knowledge of Box Hill, any of the other persons with respect to whom information is given in response to this Item 2.

              (e) During the last five years, neither Box Hill nor, to the best knowledge of Box Hill, any of the other persons with respect to whom information is given in response to this
                     Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) To Box Hill's best knowledge, all of the directors and executive officers of Box Hill named in Schedule I to this
                     Schedule 13D are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     To facilitate the Merger (as defined in Item 4 below) and as an inducement to Box Hill entering into the Merger Agreement (as defined in Item 4 below), certain stockholders of the Issuer have entered into "Voting Agreements" with Box Hill as described in Item 4. These Voting Agreements do not contemplate a purchase by


                               Page 3 of 13 Pages

                     Box Hill of either the Common Stock of the Issuer ("Issuer Common Stock") or the Series A Preferred Stock of the Issuer ("Issuer Preferred Stock", and together with the Issuer Common Stock, collectively referred to herein as the "Issuer Capital Stock").

ITEM 4. PURPOSE OF TRANSACTION

             (a)-(b) On April 30, 1999, Box Hill announced that it has signed a merger agreement with the Issuer, in connection with a tax-free, stock-for-stock transaction in what is intended to be accounted for as a pooling of interests (the "Merger"). Under the terms of the Agreement and Plan of Merger dated April 29, 1999 (the "Merger Agreement") among Box Hill, BH Acquisition Corp., a Delaware corporation ("Merger Sub"), and the Issuer, each outstanding share of Issuer Common Stock will be converted into 0.40 (the "Exchange Rate") of a fully paid and non-assessable share of Common Stock of Box Hill ("Box Hill Common Stock").

                     In accordance with the terms of the Merger Agreement, outstanding options to purchase Issuer Common Stock will be assumed by the Box Hill in the Merger and will become options to purchase Box Hill Common Stock. The exercise price and number of shares underlying such options will be adjusted to give effect to the Exchange Rate.

                     Unless converted in accordance with their terms prior to the consummation of the Merger, each issued and outstanding share of the Issuer Preferred Stock will be converted into the right to receive that number of shares of Box Hill Common Stock equal to the quotient obtained by dividing
                     (i)(1) $4,988,318, divided by (2) the closing sales price of Box Hill Common Stock as traded on the New York Stock Exchange Composite Transaction Tape on the last trading day immediately prior to the closing of the Merger, by (ii) 2,494,159.

                     The holders of the Issuer Preferred Stock have the right to vote with the holders of the Issuer Common Stock and are entitled to that number of votes as they would have shares of Issuer Common Stock if the Issuer Preferred Stock was converted on the date of the vote. The Issuer Preferred Stock is convertible, at the option of the holder thereof, without the payment of additional consideration, at any time after January 1, 1999, into such number of fully paid and non-assessable shares of Issuer Common Stock determined by dividing two dollars ($2.00) by the greater of (A) $6.00 and (B) the then applicable Conversion Price. "Conversion Price" is the average of the closing price per share of Issuer Common Stock as traded on the National Market System of the Nasdaq Stock Market, Inc. under the ticker symbol "ARTE". The Issuer Preferred Stock is the subject of a separate Schedule 13D filed by Box Hill with the Securities and Exchange Commission on the date hereof.

                     The Merger was approved unanimously by the boards of directors of both Box Hill and the Issuer. If the Merger Agreement is approved by the shareholders of each of Box Hill and the Issuer and the other conditions contained in the agreement are timely satisfied or waived, the Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving corporation. After giving effect to the transactions contemplated by the Merger Agreement, Box Hill will be the sole shareholder of the Issuer.


                               Page 4 of 13 Pages

                     The Merger is subject to customary closing conditions as well as certain regulatory approval and approval by the shareholders of both the Issuer and Box Hill. The parties anticipate the transaction to close by the third quarter of 1999.

                     The Merger Agreement may be terminated by Box Hill or the Issuer under certain circumstances. If the Merger Agreement is terminated by Box Hill or the Issuer pursuant to Section 7.1(e) therein, the Issuer will pay Box Hill a cash fee equal to 120% of all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all investment banking firms structuring the Merger and related transactions and all reasonable fees and expenses of counsel, accountants, experts and consultants to Box Hill and Merger Sub) incurred or accrued by Box Hill and Merger Sub in connection with the negotiation, preparation, execution and performance of the Merger Agreement (not to exceed, in the aggregate, $2,500,000). If the Merger Agreement is terminated by Box Hill or the Issuer pursuant to Section 7.1(d) therein, Box Hill will pay the Issuer a cash fee equal to 120% of all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all investment banking firms structuring the Merger and related transactions and all reasonable fees and expenses of counsel, accountants, experts and consultants to the Issuer) incurred or accrued by the Issuer in connection with the negotiation, preparation, execution and performance of the Merger Agreement (not to exceed, in the aggregate, $2,500,000).

                     If the Merger Agreement is terminated by Box Hill pursuant to Section 7.1(f)(ii) therein or by the Issuer pursuant to
                     Section 7.1(h) therein, the Issuer shall pay Box Hill a cash fee in the amount of $2,500,000. If the Merger Agreement is terminated by the Issuer pursuant to Section 7.1(i) or by Box Hill pursuant to Section 7.1(i), Box Hill shall pay the Issuer a cash fee in the amount of $2,500,000.

                     The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

                     Each of W.R. Sauey, individually; Seats, Inc.; Flambeau Corporation; Flambeau Products Corporation; Gerald Ward and Dick Cross as trustees for the W.R. and Floy A. Sauey Grandparents Trust; James L. Lambert, individually; Pam Lambert, individually; and Dana W. Kammersgard, individually (individually, a "Voting Agreement Shareholder" and, collectively, the "Voting Agreement Shareholders") has entered into a Voting Agreement dated as of April 29, 1999 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with Box Hill. The number of shares of the Issuer Capital Stock beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D. Pursuant to
                     Section 1 of the Voting Agreements, the Voting Agreement Stockholders have agreed to cause all shares of the Issuer Capital Stock over which such person has voting power or control and any shares that they may acquire in the future (the "Subject Shares") to be voted in favor of (i) the approval and adoption of the Merger Agreement and approval of the Merger, and (ii) any matter that could reasonably be expected to facilitate the Merger. In addition, each Voting Agreement Stockholder has agreed not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the foregoing.

                     Pursuant to Section 2 of the Voting Agreements, the Voting Agreement Stockholders also executed and delivered to Box Hill irrevocable proxies to vote the Subject Shares in favor of the approval of the Merger Agreement, the Merger and any other matter that could reasonably be expected to facilitate the Merger.


                               Page 5 of 13 Pages

                     The foregoing description of the Voting Agreements is qualified in its entirety by reference to the form of the Voting Agreements, included as Exhibit 99.2 to this
                     Schedule 13D and incorporated herein in its entirety by reference.

              (c)    Not applicable.

              (d) As a result of the Merger, Box Hill's certificate of incorporation will be amended and restated to provide for a classified Board (as described in Item 4(g) below) whereby the directors of Box Hill will be separated into three classes, with the members of each class serving for a three-year term. The first class of directors ("Class I") will consist of Norman Farquhar, a current director of the Issuer, and Philip Black, a current director of Box Hill; the Class I directors will serve until the 2000 annual meeting of stockholders of Box Hill. The second class of directors ("Class II") will consist of Benjamin Monderer, a current director of Box Hill, Benjamin Brussel, a current director of Box Hill and Chong Sup Park, a current director of the Issuer (or another outside director chosen by the Issuer). The Class II directors will serve until the 2001 annual meeting of stockholders of Box Hill. The third class of directors ("Class III") will consist of W.R. Sauey (who will act as Chairman of the Board), and James Lambert, each a current director of the Issuer, and Carol Turchin, a current director of Box Hill. The Class III directors will serve until the 2002 annual meeting of stockholders of Box Hill.

                     In addition, as a result of the Merger:

                            James L. Lambert, the current President and Chief Executive Officer of the Issuer, will become the Co-Chief Executive Officer, President and Chief Operating Officer of Box Hill;

                            Philip Black, the current Chief Executive Officer of Box Hill, will become the Co-Chief Executive Officer and Executive Vice President - International Sales of Box Hill;

                            Dana Kammergard, the current Vice President,
                            Engineering and Secretary of the Issuer, will become the Chief Technical Officer of Box Hill;

                            Carol Turchin, an Executive Vice President of Box Hill, will become the Executive Vice President, Sales, of Box Hill;

                            Benjamin Monderer, the current Chairman of the Board, President and Chief Technical Officer of Box Hill, will become the Executive Vice President, Technology Services/Engineering Applications of Box Hill; and

                            Mark A. Mays, the current Secretary and Vice
                            President, Technical Consultant of Box Hill will become the Secretary of Box Hill.

              (e)    See Item 4(a) above.

              (f) Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Box Hill.

              (g) Upon approval of the Merger Agreement and the Merger by the shareholders of Box Hill, the Certificate of Incorporation of Box Hill shall be amended to change the name of Box Hill to a name mutually agreed upon by the Issuer and Box Hill, and the Certificate of Incorporation and Bylaws of Box Hill shall be amended to provide for


                               Page 6 of 13 Pages
                      a classified Board of Directors whereby the directors shall be separated into three classes, with the members of each class serving for a three-year term (as described in Item 4(d) above).

              (h)     Not applicable.

              (i)     Not applicable.

              (j) Other than as described above, Box Hill has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Box Hill reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF BOX HILL

              (a)-(b) As a result of the Voting Agreements, Box Hill has the shared power to vote an aggregate of 10,157,402 shares of Issuer Common Stock and 2,494,159 shares of Issuer Preferred Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 52.3% of the issued and outstanding voting securities of the Issuer (assuming the conversion of the Issuer Preferred Stock to Issuer Company Stock in accordance with its terms) as of April 29, 1999.

                      To Box Hill's knowledge, no shares of Issuer Capital Stock are beneficially owned by any of the persons named in
                      Schedule II, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

                      Set forth in Schedule III to this Schedule 13D is the name and certain information regarding each person or entity with whom Box Hill shares the power to vote or to direct the vote or to dispose or direct the disposition of Issuer Capital Stock.

                      During the past five years, to Box Hill's best knowledge, no person named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding.

                      During the past five years, to Box Hill's best knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

                      To Box Hill's best knowledge, all persons named in
                      Schedule III to this Schedule 13D are citizens of the United States.

              (c) Neither Box Hill nor, to Box Hill's best knowledge, any person named in Schedule I, has effected any transaction in Issuer Capital Stock during the past 60 days, except as disclosed herein.

              (d)     Not applicable.

              (e)     Not applicable.


                               Page 7 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF BOX HILL

                     In connection with the Merger Agreement, Philip Black, Benjamin Monderer, Carol Turchin, Mark A. Mays, Mischa Schwartz, Benjamin Brussell, Monderer 1999 GRAT u/a/d March 1999, Robert C. Miller, Elizabeth Strong, Adam T. Temple, Kenneth Pitz, R. Robert Rebmann, Jr., Ted Loomis and Daniel Kalagher (each an "Affiliate") will be requested to enter into Affiliate Agreements with Box Hill and the Issuer. Each Affiliate has agreed that such Affiliate shall not dispose of the shares of Box Hill's Common Stock during the thirty (30) days prior to the date of consummation of the Merger through the date on which financial results covering at least (30) days of post-combined operations of Box Hill and the Issuer have been published.

                     The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the form of the Affiliate Agreements included as Exhibit 99.3 to this Schedulen 13D and incorporated herein in its entirety by reference.

                     Benjamin Monderer, Carol Turchin and Mark Mays entered into a voting agreement on July 31, 1997 with respect to the shares of Box Hill owned by each of them. Pursuant to said agreement, such shareholders have agreed to vote their respective shares for the election of each thereof as a director of Box Hill and will vote their shares in accordance with the determination of the holders of a majority of their shares as to any proposal to merge, consolidate, liquidate or sell substantially all the assets of the Company. The agreement, which pursuant to its terms is to terminate on December 31, 2009, or upon the deaths of Dr. Monderer and Ms. Turchin, prohibits the transfer of their shares other than (a) to a member of the transferor's family who agrees to be bound by the agreement, (b) pursuant to a sale exempt from registration pursuant to Rule 144 of the Securities Act of 1933, as amended, or (3) in a merger, consolidation or sale of substantially all the assets of Box Hill. This voting agreement, which was filed as an exhibit to Box Hill's Registration Statement No. 333-81873 (and the foregoing summary is qualified in its entirety by reference thereto) will be terminated upon the consummation of the Merger.

                     Other than as described in the foregoing paragraphs and in
                     Item 4 above, to Box Hill's best knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Shareholders and between such persons and any person with respect to any securities of Box Hill, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

                     99.1 Agreement and Plan of Merger dated as of April 29, 1999 by and among Box Hill Systems Corp., BH Acquisition Corp. and Artecon, Inc.

                     99.2 Form of Voting Agreement dated as of April 29, 1999 by and between Box Hill Systems Corp. and each of W.R. Sauey, individually; Seats, Inc.; Flambeau Corp.; Flambeau Corporation; Flambeau Products Corporation; Gerald Ward amd Dick Cross as trustees for W.R. and Floy A. Sauey Grandparents Trust; James
                            L. Lambert, individually; Pam Lambert, individually; and Dana W. Kammersgard, individually.


                               Page 8 of 13 Pages

                     99.3 Form of Affiliate Agreement to be entered into by and between Box Hill Systems Corp., Artecon, Inc. and each of Philip Black, Benjamin Monderer, Carol Turchin, Mark A. Mays, Mischa Schwartz, Benjamin Brussell, Monderer 1999 GRAT u/a/d March 1999, Robert C. Miller, Elizabeth Strong, Adam T. Temple, Kenneth Pitz, R. Robert Rebmann, Jr., Tom Loomis and Daniel Kalagher.






                               Page 9 of 13 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     May 10, 1999
                                     -------------------------------------------
                                     (Date)

                                     BOX HILL SYSTEMS CORP.
                                     a New York corporation

                                     By:   /s/  Philip Black
                                           -------------------------------------
                                           Philip Black, Chief Executive Officer



                               Page 10 of 13 Pages

                                   SCHEDULE I

           EXECUTIVE OFFICERS AND DIRECTORS OF BOX HILL SYSTEMS CORP.

              Name                  Principal Occupation or Employment
              ----                  ----------------------------------
              Philip Black          Chief Executive Officer and Director

              Benjamin Monderer     Chairman of the Board, President, Chief Technology Officer and Director

              Carol Turchin         Executive Vice President and Director

              Mark A. Mays          Vice President, Technical Consultant, Secretary and Director

              Elizabeth Strong      Executive Vice President of Sales

              Tom Loomis            Vice President of Customer Support

              Daniel Kalagher       Vice President of Marketing

              Mischa Schwartz       Director

              Benjamin Brussell     Director

       All individuals in the above table are employed at, or retained as directors and/or officers by, Box Hill Systems Corp., 161 Avenue of the Americas, New York, New York 10013.


                               Page 11 of 13 Pages

                                   SCHEDULE II

                                                                  Number of Shares of Issuer Capital Stock and
Voting Agreement Stockholder                                  Percentage Beneficially Owned* as of April 29, 1999
----------------------------                                  ---------------------------------------------------
                                                               Issuer                              Issuer
                                                            Common Stock           %           Preferred Stock           %
                                                            ------------           -           ---------------           -
W.R. Sauey                                                     3,079,790         14.1%                247,877           9.9%

Seats, Inc.                                                       38,333           .2%                169,074           6.8%

Flambeau Corporation                                             891,151          4.1%              1,038,604          41.6%

Flambeau Products Corporation                                    235,507          1.1%              1,038,604          41.6%

W.R. and Floy A. Sauey Grandparents Trust                      1,038,103          4.8%

James L. Lambert                                               3,175,787         14.6%

Pam Lambert                                                      316,894          1.5%

Dana W. Kammergard                                             1,381,837          6.3%
                                                              ==========         =====             ==========          =====

            Total                                             10,157,402         46.6%              2,494,159           100%


---------------

* Based upon 21,779,307 shares of Issuer Common Stock and 2,494,159 shares of Issuer Preferred Stock outstanding on April 29, 1999.


                               Page 12 of 13 Pages

                                  SCHEDULE III

              Name                                          Principal Occupation or Employment
              ----                                          ----------------------------------
              W. R. Sauey                                   Chairman of the Board

              James L. Lambert                              President and Chief Executive Officer

              Dana Kammersgard                              Vice President, Engineering, and Secretary

              Pam Lambert

              Seats, Inc.

              Flambeau Corporation

              Flambeau Products Corporation

               W.R. and Floy A. Sauey Grandparents Trust


                               Page 13 of 13 Pages

                                  Exhibit Index

              Exhibit       Description
              -------       -----------
              99.1          Agreement and Plan of Merger dated as of April 29,
                            1999 by and among Box Hill Systems Corp., BH
                            Acquisition Corp. and Artecon, Inc.*

              99.2 Form of Voting Agreement dated as of April 29, 1999 by and between Box Hill Systems Corp. and each of W.R. Sauey, individually; Seats, Inc.; Flambeau
                            Corp.; Flambeau Products Corporation; Gerard Ward and Dick Cross as trustees for W.R. and Floy A.
                            Sauey Grandparents Trust; James L. Lambert, individually; Pam Lambert, individually; and Dana W.
                            Kammersgard, individually.*

              99.3 Form of Affiliate Agreement to be entered into by and between Box Hill Systems Corp., Artecon, Inc.
                            and each of Philip Black, Benjamin Monderer, Carol
                            Turchin, Mark A. Mays, Mischa Schwartz, Benjamin
                            Brussell, Monderer 1999 GRAT u/a/d March 1999,
                            Robert C. Miller, Elizabeth Strong, Adam T. Temple,
                            Kenneth Pitz, R. Robert Rebmann, Jr., Tom Loomis and Daniel Kalagher.


*Incorporated by reference from Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 1999.


                                Page 1 of 1 Pages